

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE

January 17, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (212) 930-9725

David Lee
Chief Executive Officer
BioSolar, Inc.
27936 Lost Canyon Road, Suite 202
Santa Clarita, California 91387

> **Re: BioSolar, Inc.
> Amendment No. 1 to Registration Statement on Form SB-2
> Filed December 29, 2006
> File No. 333-138910**

Dear Mr. Lee:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover

1. Please revise the cover to delete the disclosure that that selling shareholders *may* sell their shares at $.10 per share and state that selling shareholders *will* sell their shares at $.10 per share.

Risk Factors, page 9
We may be unable to manage our growth or implement our expansion strategy, page 9

2. We note your response to comment 5 of our letter dated December 19, 2006. Please revise your disclosure under this risk factor heading to clearly indicate that you are a development stage company and remove the implication that you have current product and service offerings.

Plan of Operation and Financing Needs, page 15

3. We note your response to comment 12 of our letter dated December 19, 2006.


Please revise to disclose the nature of your professional fees that were paid during the three months ended September 30, 2006.

Intellectual Property, page 17

4. We note your response to comment 18 of our letter dated December 19, 2006. Please update this information, as necessary, prior to effectiveness of the registration statement.

Executive Compensation, page 20

5. Please update the table with final numbers.

Selling Stockholders, page 24

6. As you are registering a fixed number of shares, please revise the column titled "Shares of Common Stock Included in Prospectus" to indicate that the numbers appearing in the column represent the maximum number of shares to be sold under this registration statement. Please also revise the column titled "Percentage of Common Stock Owned Before Offering" to reflect the percentage owned by each listed shareholder prior to the commencement of the offering.

7. We note your response to comment 21 of our letter dated December 19, 2006. Please revise your table to include the stockholders named in note 1 within the same location. In addition, please revise to indicate the transaction(s) in which these stockholders acquired their shares.

Closing Comment

8. Please provide the representations requested on page 7 of our letter dated December 19, 2006, in the form requested.



You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Gregory Sichenzia
        Eric A. Pinero
        Sichenzia Ross Friedman Ference LLP
        1065 Avenue of the Americas, 21st Floor
        New York, New York 10018